Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 58496-10

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

April 19, 2007

VIA FAX AND MAIL
MAIL STOP 3561
EDGAR CORRESPONDENCE

The United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Mr. Jeffrey P. Riedler and Ms. Susanne Hayes

Dear Sir and Madam:

IMVISION THERAPEUTICS INC. (the “Company”)
Post-Effective Registration Statement on Form SB-2
SEC File No. 333-137043

We enclose the Company’s request for acceleration of the Form SB-2 registration to be effective 4:00 p.m. (EST) on Friday, April 20, 2007. We have included the “Tandy” language in the acceleration letter, as requested. Please advise if you require any additional information from the Company in connection with this acceleration request.

Yours truly,

/s/ Michael H. Taylor
Michael H. Taylor
for Lang Michener LLP

MHT/iag
Encl.